UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 13D
(Amendment No. )

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Under the Securities Exchange Act of 1934

Quepasa Corporation
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

74833W206
(CUSIP Number)

Geoffrey Cook 280 Union Square Drive New Hope, Pennsylvania 18938 (215) 862-1162

With copies to:

Harris Cramer LLP
3507 Kyoto Gardens Drive, Suite 320
Palm Beach Gardens, FL 33410
Attention: Michael D. Harris, Esq. (561) 478-7077
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 74833W206	13D

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Geoffrey Cook
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 3,738,708
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 274,059(1)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 3,738,708
WITH	10	SHARED DISPOSITIVE POWER 274,059(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,012,767
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8% (2)
14		TYPE OF REPORTING PERSON IN

___________________________

(1)  Represents securities held by a trust for the benefit of the Reporting Person’s children, with respect to which the Reporting Person’s sister serves as the trustee.  Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any of such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)  Based upon 35,148,172 shares of Common Stock outstanding and 1,479,948 shares of Common Stock underlying outstanding Preferred Stock as of November 17, 2011, which Preferred Stock votes on an as-converted basis.

CUSIP No. 74833W206	13D

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Quepasa Corporation, a Nevada corporation (the “Company” or “Issuer”).  The Company’s principal executive offices are located at 280 Union Square Drive, New Hope, PA 18938.

Item 2.	Identity and Background

a.	Geoffrey Cook
b.	280 Union Square Drive, New Hope, PA 18938
c.	The Reporting Person was appointed Chief Operating Officer of the Company.
d.	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) within the last five years.
e.
The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws within the past five years.

f.	The Reporting Person is a United States citizen.

Item 3.	Source or Amount of Funds or Other Consideration.

As described below, the shares to which this Schedule 13D relates were received by the Reporting Person as merger consideration and thus no funds were used for such purpose.

Item 4.	Purpose of the Transaction.

The Company, IG Acquisition Company, a wholly-owned subsidiary of the Company, and Insider Guides, Inc., doing business as myYearbook.com (“myYearbook”), entered into an Agreement and Plan of Merger (as subsequently amended, the “Merger Agreement”), providing for myYearbook to merge into IG Acquisition Company (the “Merger”).  In connection with the Merger, all outstanding securities of myYearbook were exchanged for shares of the Company’s Common Stock and cash. Prior to the Merger, the Reporting Person may be deemed to have beneficially owned 6,500,000 shares of myYearbook common stock (including shares held in a trust for the benefit of the Reporting Person’s children), which were exchanged for an aggregate of 3,562,767 shares of Common Stock and $3,844,719 in cash.  In addition, the Reporting Person received an option to purchase 450,000 shares of Common Stock at an exercise price of $4.24 per share pursuant to his employment agreement with the Company, 300,000 of which vest on the first two anniversaries of the grant provided that certain performance milestones are met and 150,000 of which vest on the third anniversary of the grant.

In connection with the closing of the Merger, the Company’s Board was increased from seven to eight members and two current directors of the Company were required to resign.  In connection with the Merger Agreement, the Company is required to include three myYearbook designees on the slate of directors recommended for election to shareholders for three years following the closing of the Merger.  The Reporting Person and two other director designees of myYearbook were appointed as directors of the Company.  Additionally, the Reporting Person was appointed as a member of the Executive Committee (for a period of not less than three years).  The Reporting Person was also appointed as Chief Operating Officer of the Company and entered into a three-year employment agreement with the Company.  During the term of the employment agreement, upon the death, disability or resignation of a myYearbook designee, the Reporting Person will have the right to designate a replacement for such myYearbook designee.

As disclosed above, the Reporting Person acquired the Issuer’s shares in connection with the Merger. Except in connection with the possible future exercise of 450,000 options to purchase Common Stock beneficially owned by the Reporting Person, and except as may result directly or indirectly from the Merger (including the sale of securities to satisfy tax obligations), the Reporting Person has no present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

The Reporting Person may, at any time, review or reconsider his position with respect to the Company and formulate plans or proposals with respect to any of such matters.

Item 5.	Interest in Securities of the Issuer.

(a)  The Reporting Person may be deemed to beneficially own 4,012,767 shares of Common Stock.  This amounts to approximately 11.76% of the outstanding shares as of November 10, 2011 (calculated in the manner prescribed by Rule 13d-3 under the Exchange Act).  Included in this number are 450,000 shares issuable upon exercise of options to purchase Common Stock, as well as 274,059 shares held in a trust for the benefit of the Reporting Person’s children, the trustee of which is the Reporting Person’s sister.  Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of the 274,059 shares so held in trust for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b)  The Reporting Person has the sole power to vote or to direct the vote and/or the sole power to dispose or to direct the disposition of 3,738,708 shares beneficially owned by the Reporting Person.  The Reporting Person may be deemed to have the shared power to vote or to direct the vote and/or the shared power to dispose or to direct the disposition of the 274,059 shares held in trust for the Reporting Person’s children.

 (c)  Except as described in this Schedule 13D, the Reporting Person did not engage in any transactions in shares of the Company’s common stock during the past 60 days.

 (d)  Not Applicable.

 (e)  Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth below, there are no contracts, arrangements, understandings or relationships (legal or otherwise), between any of the persons named in Item 2 and any person with respect to any securities of the Company, including, without limitation, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Company.

In connection with the Merger, the Company and the Reporting Person entered into a Sales Rights Agreement which provides for the Reporting Person (and certain other myYearbook shareholders) to have registration rights with respect to the shares of Common Stock they acquired in the Merger. If during the 24 month period following the closing of the Merger, the Company proposes to sell Common Stock in a public or private offering, the Reporting Person will have the opportunity to participate and sell his shares of Common Stock on a pro-rata basis in the offering.

In addition, the Merger Agreement provided that, of the shares of Common Stock issued to the myYearbook security holders in the Merger, 16.67% will have no resale restrictions and may be immediately sold following the closing of the Merger.  Each security holder may sell up to an additional 16.67% each month thereafter.  After five months following the closing of the Merger, the resale restrictions lapse entirely and each security holder may sell all of the shares of the Company’s Common Stock held by such security holder.  However, the security holders may transfer shares of Common Stock at any time during that five month period subject to certain restrictions.

Item 7.	Material to be filed as Exhibits.

Exhibit 99.1                      Agreement and Plan of Merger among Quepasa Corporation, IG Acquisition Company and Insider Guides, Inc. dated July 19, 2011 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed July 20, 2011).

Exhibit 99.2                      Amendment No. 1 to Agreement and Plan of Merger among Quepasa Corporation, IG Acquisition Company and Insider Guides, Inc. dated September 14, 2011 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed September 15, 2011).

Exhibit 99.3.                      Sales Rights Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed July 20, 2011)

Exhibit 99.4.                      Cook Employment Agreement (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed July 20, 2011)

CUSIP No. 74833W206	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 21, 2011

By:	/s/ Geoffrey Cook
Geoffrey Cook

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).